Exhibit (p)(24)

NWQ INVESTMENT MANAGEMENT COMPANY, LLC

SUPPLEMENT TO THE

NUVEEN CODE OF ETHICS DATED AUGUST 26, 2019

The following restrictions and procedures are supplemental to the Nuveen Code of Ethics dated August 26, 2019 (the “Code”) and are applicable to Investment Persons of NWQ Investment Management Company, LLC (“NWQ”).

I.         Investment Person Designation

All NWQ employees and Multi-Hatted Traders* have been designated Investment Persons for purposes of administering the Code. Additionally, certain Nuveen employees have been designated as NWQ Investment Persons for purposes of administering the Code.

II.       Review of Investment Person Trades for Conflicts

The personal trading activities of all NWQ Investment Persons will be reviewed for conflicts in the period starting seven calendar days prior to a trade by NWQ and ending seven calendar days after a trade by NWQ. Only transactions executed as a result of an investment decision (“block” and “strategy” trades as determined by NWQ) shall be subject to this review; other NWQ trades, e.g. those resulting from cash flow events, shall not be subject to this review.

*Multi-Hatted Traders are certain NWQ, Nuveen Asset Management, LLC (“NAM”) and Santa Barbara Asset Management, LLC (“SBAM”) employees who place equity securities transactions for execution on behalf of NWQ, NAM and SBAM.

May 2, 2016

September 15, 2016

July 1, 2017

July 1, 2018

January 1, 2019

August 26, 2019

January 2, 2020